UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NICE Ltd.

(Exact name of the registrant as specified in its charter)

Israel	0-27466
(State or other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel	N/A
(Address of Principal Executive Offices)	(Zip Code)

Alon Levy, +972-9-7753777

(Name and Telephone Number, Including Area Code, of the

Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒             Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of NICE Ltd. (“NICE”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2025 to December 31, 2025.

A copy of NICE’s Conflict Minerals Report, which includes a brief description of the reasonable country of origin inquiry conducted by NICE as required by the Rule, is provided as Exhibit 1.01 to this Form SD, and is publicly available at https://www.nice.com/company/investors/annual-report/sec-filings-page.

Additionally, NICE maintains a policy with respect to the sourcing of conflict minerals, which is available at https://www.nice.com/-/media/niceincontact/page-content/company/corporate-responsibility/conflict_mineral_policy.ashx?la=en&rev=57baf5b04e924310ae7aebcb4d2af008&hash=8A3CEE5549E11AC4F62E45361A2CCA54. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Report.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NICE Ltd.

By: /s/Alon Levy	Date: May 26, 2026

Name: Alon levy
Title: Vice President, General Counsel and Corporate Secretary